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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                             (Amendment No. 2)

                          UroHealth Systems, Inc.

- --------------------------------------------------------------------------
                             (Name of Issuer)

            Common Stock                           917272-10-6
     par value $.001 per share

- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                              John G. Murray
                           FoxMeyer Corporation
                1220 Senlac Drive, Carrollton, Texas 75006

- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               June 19, 1996

- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].

Check the following box if a fee is being paid with the statement   [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                            (Page 1 of 3 Pages)
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 CUSIP No.       917272-10-6             13D            Page  of 3


     1     NAME OF REPORTING PERSON:           FoxMeyer Corporation

           S.S. OR I.R.S. IDENTIFICATION NO.   75-2547851
           OF ABOVE PERSON:
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:                    00


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
     6     CITIZENSHIP OR PLACE OF             Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

    14     TYPE OF REPORTING PERSON:           CO
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          This Amendment No. 2 to Schedule 13D amends the Statement on
     Schedule 13D filed on or about October 11, 1995 by FoxMeyer
     Corporation (the "Company") and the Amendment to Schedule 13D filed by the Company on or about June 4, 1996, with respect to the UroHealth Systems, Inc., a Delaware corporation formerly known as Davstar Industries Ltd. (the "Issuer").

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

          (a) On June 19, 1996, the Board of Directors of the Company declared and distributed a dividend of all securities it owned of the Issuer to its parent, FoxMeyer Health Corporation. The securities consisted of 1,414,827 shares of the Issuer's common stock and two warrants to purchase the Issuer's common stock, all of which are described in the Amendment to Schedule 13D filed by the Company on or about June 4, 1996.

          (b)  Not applicable.

          (c)  Not applicable.

          (d)  Not applicable.

          (e) On June 19, 1996, the Company ceased to be the beneficial owner of all of the shares of the Issuer's common stock previously reported on Schedule 13D, as amended, to be beneficially owned by it.



                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          DATE:  June 28, 1996.

                              SIGNED:   FOXMEYER CORPORATION



                                        By:    /s/  John G. Murray
                                           --------------------------------
                                             John G. Murray
                                             Assistant Treasurer



























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